Exhibit 12.1
Horsehead Holding Corp.
Calculation of Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges (1)
(in millions of US dollars except for ratios)

	Fiscal Year Ended
											Six Months
											Ended
	12/31/2004		12/31/2005		12/31/2006		12/31/2007		12/31/2008		6/30/2009

Earnings (losses):
Net income (loss) before taxes	$(3.3)		$5.2		$87.2		$141.8		$62.1		$(37.5)

Add
Fixed charges	4.4		9.1		9.6		8.4		1.5		0.9

Subtract
Capitalized interest	—		—		—		0.4		—		—

Earnings as defined	$1.1		$14.3		$96.8		$149.8		$63.6		$(36.6)

Fixed charges:
Interest expense	$4.4		$8.7		$8.8		$5.5		$0.8		$0.5
Capitalized interest	—		—		—		$0.4		—		—
Amortized capitalized expenses related to indebtedness	—		0.4		0.8		2.5		0.7		0.4

Total fixed charges	$4.4		$9.1		$9.6		$8.4		$1.5		$0.9

Deficiency of earnings available to cover fixed charges (2)	$3.3		—		—		—		—		$37.5

Ratio of earnings to fixed charges	0.3	x	1.6	x	10.1	x	17.8	x	42.4	x	(40.7	)x

(1)	For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of net income (loss) before taxes plus fixed charges less capitalized interest and “fixed charges” consist of interest expensed and capitalized plus amortized capitalized expenses related to indebtedness.

(2)	Earnings were insufficient to cover fixed charges by $3.3 million for 2004 and $37.5 million for the six months ended June 30, 2009.